Exhibit 99.6

Russia: Total transfers 20% interest and operatorship of Kharyaga to Zarubezhneft

Paris, January 21, 2016 - Total and Zarubezhneft have agreed to adjust their participation in the Kharyaga Production Sharing Agreement whereby Total will transfer a 20% interest together with operatorship to Zarubezhneft. Following the completion of the transaction Total will retain a 20% interest in Kharyaga alongside Zarubezhneft (40%, operator), Statoil (30%) and Nenets Oil Company (10%). The transaction is subject to the approval of the Russian authorities.

“Russia remains a key country for the Group. Total has ambitious plans for the future through its established partnership with Novatek and the ongoing Yamal LNG project”, commented Arnaud Breuillac, President Total Exploration & Production. “This transfer represents a new stage in the life of Kharyaga. A more substantial role for Zarubezhneft alongside our continued involvement will allow us to extract maximum value from Kharyaga for many years to come.”

Sergey Kudryashov, General Director of AO Zarubezhneft noted: “The deal is of interest to Zarubezhneft given our existing participation in Kharyaga, a field we know very well. Our strategy focuses on the development of fields with difficult reservoirs. Since 2008, our company has been developing fields of similar geological structure under the RUSVIETPETRO joint venture in the Nenets Autonomous Okrug, located some 100 kilometers from the Kharyaga field. We plan to increase cost efficiency at Kharyaga by leveraging this experience and extracting synergies, thereby creating additional value for the project stakeholders and the Russian Federation. This is also a step towards closer cooperation in other projects with our longstanding partner Total.”

The Kharyaga PSA involves the development of objects 2 and 3 of the Kharyaga oil field in the Nenets Autonomous District, with production of 30,000 barrels of oil per day. The project is technically challenging, with complex geology, heterogeneous carbonate reservoirs, waxy oil and a high content of H2S in associated gas. Since its start up in 1999, the project has safely produced a cumulative 15 million tonnes of oil and generated $3 billion for Russia.

About Total in Russia

Total has been present in Russia for 25 years, with 2015 equity production of 289,000 barrels of oil equivalent per day. Total’s production in Russia comes from its 18.9% share in Novatek, from the onshore Kharyaga field located in the Nenets Autonomous District and from the Termokarstovoye field operated by Terneftegas, a joint venture between Novatek (51%) and Total (49%). In addition, Total and Novatek are partners in the Yamal LNG project, currently under construction in the Yamalo-Nenets Autonomous District. ru.total.com

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

About AO Zarubezhneft

AO Zarubezhneft is one of Russia’s leading state-owned energy companies with almost 50 years unique experience of economic activities in various regions of the world. Over 50 years, large-scale oil & gas projects have been executed in 30 countries worldwide. The Company is highly competent in developing offshore fields in South-East Asia (over 30 years) and difficult Arctic fields in the Russian Federation. At present, it focuses on developing upstream, refining and innovation projects in Vietnam, the Balkans, the Russian Federation and Belarus. The Company is on the list of strategic enterprises of Russia. zarubezhneft.ru

Contacts:

AO Zarubezhneft:

•	Head of communication department:

Rustam Kazharov: Rkazharov@nestro.ru / +79852508160

Total – Investor Relations:

•	Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tél : + 44 (0)207 719 7962

•	Robert HAMMOND (U.S)

Tel: + 1 713 483 5070

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.